UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. __)*

IGI Laboratories, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

449575 10 9

(CUSIP Number)

John T. Unger 600 Travis, Suite 5800 Houston, Texas 77002 (713) 993-4645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 1 of 20 Pages

1	NAMES OF REPORTING PERSONS. Life Sciences Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) X (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,221,441.2*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,221,441.2*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,221,441.2*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.96%
14	TYPE OF REPORTING PERSON (See instructions) PN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon conversion of a secured convertible promissory note) held by the Reporting Person, such shares of Common Stock representing approximately 12.96% of the outstanding shares of Common Stock, which percentage is based on 14,923,407 shares of Common Stock outstanding as of March 13, 2009, and an aggregate of 2,221,441.2 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon the conversion of a secured convertible promissory note) of the Issuer held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS. Life Sciences Opportunities Fund (Institutional) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) X (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,412,558.8*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 12,412,558.8*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,412,558.8*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.41%
14	TYPE OF REPORTING PERSON (See instructions) PN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon conversion of a secured convertible promissory note) held by the Reporting Person, such shares of Common Stock representing approximately 45.41% of the outstanding shares of Common Stock, which percentage is based on 14,923,407 shares of Common Stock outstanding as of March 13, 2009, and an aggregate of 12,412,558.8 shares of Common Stock issuable upon conversion of shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon the conversion of a secured convertible promissory note) of the Issuer held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS. Signet Healthcare Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,634,000*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,634,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,634,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.51%
14	TYPE OF REPORTING PERSON (See instructions) PN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon conversion of secured convertible promissory notes), such shares of Common Stock representing approximately 49.51% of the outstanding shares of Common Stock, which percentage is based on 14,923,407 shares of Common Stock outstanding as of March 13, 2009, and an aggregate of 14,634,000 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon the conversion of secured convertible promissory notes) of the Issuer.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS. SMH Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,634,000*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,634,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,634,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.51%
14	TYPE OF REPORTING PERSON (See instructions) CO

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon conversion of secured convertible promissory notes), such shares of Common Stock representing approximately 49.51% of the outstanding shares of Common Stock, which percentage is based on 14,923,407 shares of Common Stock outstanding as of March 13, 2009, and an aggregate of 14,634,000 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon the conversion of secured convertible promissory notes) of the Issuer.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS. Sanders Morris Harris Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,634,000*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,634,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,634,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.51%
14	TYPE OF REPORTING PERSON (See instructions) CO

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon conversion of secured convertible promissory notes), such shares of Common Stock representing approximately 49.51% of the outstanding shares of Common Stock, which percentage is based on 14,923,407 shares of Common Stock outstanding as of March 13, 2009, and an aggregate of 14,634,000 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon the conversion of secured convertible promissory notes) of the Issuer.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS. James C. Gale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,634,000*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,634,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,634,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.51%
14	TYPE OF REPORTING PERSON (See instructions) IN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon conversion of secured convertible promissory notes), such shares of Common Stock representing approximately 49.51% of the outstanding shares of Common Stock, which percentage is based on 14,923,407 shares of Common Stock outstanding as of March 13, 2009, and an aggregate of 14,634,000 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon the conversion of secured convertible promissory notes) of the Issuer.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSONS. Joyce Erony
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,634,000*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,634,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,634,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.51%
14	TYPE OF REPORTING PERSON (See instructions) IN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon conversion of secured convertible promissory notes), such shares of Common Stock representing approximately 49.51% of the outstanding shares of Common Stock, which percentage is based on 14,923,407 shares of Common Stock outstanding as of March 13, 2009, and an aggregate of 14,634,000 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon the conversion of secured convertible promissory notes) of the Issuer.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSONS. Ben T. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,634,000*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,634,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,634,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.51%
14	TYPE OF REPORTING PERSON (See instructions) IN

* Represents shares of Common Stock of the Issuer that are issuable upon conversion of shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon conversion of secured convertible promissory notes), such shares of Common Stock representing approximately 49.51% of the outstanding shares of Common Stock, which percentage is based on 14,923,407 shares of Common Stock outstanding as of March 13, 2009, and an aggregate of 14,634,000 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series B-1 Preferred Stock (including shares of Series B-1 Preferred Stock issuable upon the conversion of secured convertible promissory notes) of the Issuer.

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of IGI Laboratories, Inc., a Delaware corporation (“IGI” or the “Issuer”). The principal executive offices of the Issuer are located at 105 Lincoln Avenue, Buena, New Jersey 08310.

Item 2. Identity and Background

Life Sciences Opportunities Fund II, L.P. (“LOF”) and Life Sciences Opportunities Fund (Institutional) II, L.P. (“LOFI” and, together with LOF, the “Funds”) are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is Carnegie Hall Towers, 152 West 57th St., 19th Fl., New York, New York 10019.

Signet Healthcare Partners, LLC (the “General Partner”) is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is Carnegie Hall Towers, 152 West 57th St., 19th Fl., New York, New, York 10019.

SMH Capital Inc. is a Texas corporation and the controlling member of the General Partner. The address of its principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of SMH Capital Inc. required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of SMH Capital Inc. SMH Capital Inc. is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation (“SMHG”). SMH Capital Inc. is a registered broker/dealer and investment adviser.

SMHG is a Texas corporation and the parent of SMH Capital Inc. The address of its principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMHG required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMHG. No corporation or other person is or may be deemed to be ultimately in control of SMHG. SMHG is a holding company that, through its subsidiaries and affiliates, provides asset and wealth management and capital markets services.

James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is Carnegie Hall Towers, 152 West 57th St., 19th Fl., New York, New York 10019. Mr. Gale is a citizen of the United States.

Joyce Erony is a managing director of the General Partner. The address of her principal office is Carnegie Hall Towers, 152 West 57th St., 19th Fl., New York, New York 10019. Ms. Erony is a citizen of the United States.

Ben T. Morris is a Manager of the General Partner and Chief Executive Officer and a director of SMH Capital Inc. and SMHG. The address of his principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

LOF, LOFI, the General Partner, SMH Capital, SMHG, Ms. Erony and each of Messrs. Gale and Morris are collectively referred to herein as the “Reporting Persons.”

During the past five years, none of the Reporting Persons or any of the persons referred to in Appendices A and A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the Reporting Persons or any of the persons referred to in Appendices A and A-1 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 13, 2009, the Issuer completed a private placement of Series B-1 Convertible Preferred Stock (the “Series B-1 Preferred Stock”), secured convertible promissory notes (the “Notes”) and warrants to purchase shares of Series B-2 Preferred Stock (the “Warrants” and together with the Series B-1 Preferred Stock and the Notes, the “Securities”) to the Funds, for an aggregate purchase price of $6,000,000.00 (the “Offering”). The Issuer agreed to sell the Securities to the Funds pursuant to the terms of the securities purchase agreement, dated March 13, 2009 (the “Purchase Agreement”). Rockport Venture Securities, LLC acted as placement agent in connection with the Offering (the “Placement Agent”). Upon the closing of the Offering, the Issuer issued 30.8 shares and 172.1 shares of Series B-1 Preferred Stock to LOF and LOFI, respectively, a Warrant to purchase 121 shares of Series B-2 Preferred Stock to LOF, a Warrant to purchase 676.1 shares of Series B-2 Preferred Stock to LOFI and Notes in the principal amount of $725,998.68 and $4,056,601.32 to LOF and LOFI, respectively. The source of funds for the aggregate purchase price was the working capital of the Funds.

Item 4. Purpose of Transaction

Purchase Agreement

Pursuant to the Purchase Agreement, the Issuer completed a private placement of Series B-1 Preferred Stock, Notes and Warrants to purchase shares of Series B-2 Preferred Stock to the Funds for an aggregate purchase price of $6,000,000.00. Upon the closing of the Offering, the Issuer issued 30.8 shares and 172.1 shares of Series B-1 Preferred Stock to LOF and LOFI, respectively, a Warrant to purchase 121 shares of Series B-2 Preferred Stock to LOF, a Warrant to purchase 676.1 shares of Series B-2 Preferred Stock to LOFI and Notes in the principal amount of $725,998.68 and $4,056,601.32 to LOF and LOFI, respectively. Each share of Series B-1 Preferred Stock is convertible into 14,634 shares of the Common Stock of the Issuer, for an implied Common Stock conversion price of $0.41 per share.

In connection with the Offering, the Issuer entered into the Registration Rights Agreement (as defined below) with each of the Funds, dated March 13, 2009, relating to the registration of the Common Stock issuable upon conversion of the Series B-1 Preferred Stock. The description of the Registration Rights Agreement in Item 6 is incorporated by reference into this Item 4.

The shares of Common Stock underlying the shares of Series B-1 Preferred Stock issued to the Funds upon the closing of the Offering represent approximately 19.9% of the outstanding voting stock of the Issuer. Pursuant to Section 713 of the NYSE Alternext US LLC Company Guide, stockholder approval is required for issuances of securities that will (i) involve the issuance of common stock, or securities convertible into common stock, equal to 20% or more of presently outstanding stock of a company for less than the greater of book or market value of the stock and/or (ii) result in a change of control of the issuer (the “Stockholder Approval”). As contemplated by the Purchase Agreement, the Issuer anticipates seeking Stockholder Approval of the Offering and the conversion of the Notes (as described below) at its 2009 annual meeting of stockholders. In connection therewith, the Issuer entered into a voting agreement with the General Partner, and certain stockholders of the Issuer (the “Voting Agreement”), pursuant to which the stockholders signatory thereto agreed to vote their shares of Common Stock in favor of the Offering and the conversion of the Notes.

Assuming the Offering receives Stockholder Approval, the shares of Series B-1 Preferred Stock issued to the Funds upon the closing of the Offering together with the shares of Series B-1 Preferred Stock issued upon conversion of the Notes (as described below) will represent approximately 49.5% of the outstanding voting stock of the Issuer.

The foregoing descriptions of the Purchase Agreement and the Voting Agreement are qualified in their entirety by the Purchase Agreement and Voting Agreement, which are attached hereto as Exhibits 2 and 3 and are incorporated herein by reference.

The Series B-1 and B-2 Preferred Stock

On March 13, 2009, the Issuer filed the Certificate of Designation of the Rights and Preferences of Series B-1 Convertible Preferred Stock and Series B-2 Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware. The Board of Directors authorized and approved this filing on March 12, 2009 in connection with the creation, reservation and designation of 1,030 shares of a series of preferred stock as “Series B-1 Convertible Preferred Stock” and 747 shares of a series of preferred stock as “Series B-2 Preferred Stock.”

Pursuant to the terms of the Certificate of Designation, each share of Series B-1 Preferred Stock is convertible into 14,634 shares of Common Stock, subject to customary anti-dilution provisions. The Series B-1 Preferred Stock and Series B-2 Preferred Stock will pay a quarterly dividend, which will accrue at an annual rate of 5% of the Original Issue Price (as defined in the Certificate of Designation), subject to appropriate adjustment. The Series B-1 Preferred Stock shall be entitled to vote on an as-converted basis together as a single class, with the holders of the Common Stock and all other series and classes of stock permitted to vote with the Common Stock on all matters submitted to a vote of holders of the Common Stock, subject to certain limitations provided for under the Certificate of Designation. The Series B-2 Preferred Stock has no voting rights.

Until such time as Stockholder Approval is obtained, the holders of shares of Series B-1 Preferred Stock shall not be entitled to convert their shares of Series B-1 Preferred Stock into, in the aggregate, Common Stock in excess of 19.9% of the shares of Common Stock issued and outstanding on the trading date immediately prior to the date on which shares of Series B-1 Preferred Stock were first purchased. Pursuant to the terms of the Certificate of Designation, the Series B-1 Preferred Stock will automatically convert into shares of Common Stock upon the earlier of the date that (i) the Closing Price (as defined in the Certificate of Designation) of the Common Stock shall have exceeded $1.20 for a period of twenty-five (25) consecutive trading days immediately preceding such date and (ii) as determined by the affirmative vote or consent of the holders of at least a majority of the shares of the Series B-1 Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting.

On March 18, 2009, the Issuer filed a Certificate of Correction to Correct a Certain Error in the Certificate of Designation of the Relative Rights and Preferences of the Series B-1 Convertible Preferred Stock and Series B-2 Preferred Stock (the “Certificate of Correction”) to correct an error in the number of shares designated as Series B-2 Preferred Stock from 747 shares to 798 shares.

The foregoing descriptions of the Certificate of Designation and the Certificate of Correction are qualified in their entirety by the Certificate of Designation and Certificate of Correction, which are filed as Exhibits 4 and 5 hereto and are incorporated herein by reference.

The Notes

Pursuant to the Purchase Agreement, the Issuer issued Notes in the principal amount of $725,998.68 and $4,056,601.32 to LOF and LOFI, respectively. Interest accrues on the Notes at the rate of 5% per annum. The principal amount and any accrued interest thereon will be due and payable upon the earlier to occur of July 31, 2009, a Liquidation Event (as defined in the Certificate of Designation) and certain events of default.

Upon Stockholder Approval of the Offering, the principal amount of the Note held by LOF will convert into an aggregate of 121 shares (subject to customary anti-dilution provisions) of Series B-1 Preferred Stock and the principal amount of the Note held by LOFI will convert into 676.1 shares (subject to customary anti-dilution provisions) of Series B-1 Preferred Stock. Any accrued interest on the Notes will convert into additional shares of Series B-1 Preferred Stock. Upon conversion of the Notes, the Warrants will become null and void for all purposes. If Stockholder Approval of the Offering is not obtained, the Notes will become due and payable on the maturity date.

The foregoing descriptions of the Notes issued to each of LOF and LOFI are qualified in their entirety by the Notes, which are filed as Exhibits 6 and 7 hereto and are incorporated herein by reference.

In connection with the issuance of the Notes, Immunogenetics, Inc., a wholly-owned subsidiary of the Issuer (the “Guarantor”), entered into a Guaranty Agreement with the Funds, dated March 13, 2009 (the “Guaranty Agreement”), pursuant to which it agreed to guaranty the Issuer’s obligations under the Notes. In addition, the Issuer and the Guarantor entered into a security agreement with the Funds, dated March 13, 2009 (the “Security Agreement”), pursuant to which each of the Issuer and the Grantor agreed to grant certain security interests in the Issuer’s and the Grantor’s Collateral, as defined in the Security Agreement, as security for the full and prompt payment and performance of their obligations under the Notes, the Purchase Agreement, the Security Agreement and any other indebtedness to the Funds. Further, pursuant to the terms of the Intellectual Property Security Agreement between the Issuer, the Grantor and the Funds, dated March 13, 2009 (the “IP Security Agreement”), the Issuer and the Grantor agreed to grant the Funds the right to create, record and perfect their security interests in the Intellectual Property Collateral (as defined in the IP Security Agreement) with the United States Patent and Trademarks Office.

The foregoing description of each of the Guaranty Agreement, Security Agreement and IP Security Agreement is qualified in its entirety by reference thereto, which are filed as Exhibits 8, 9 and 10, respectively, hereto and incorporated herein by reference.

In connection with the Offering, the Issuer entered into an intercreditor agreement, dated March 13, 2009 (the “Intercreditor Agreement”), with the Funds and Pinnacle Mountain Partners, LLC, a New Hampshire limited liability company and creditor of the Issuer, as discussed below (“Pinnacle”). Pursuant to the Intercreditor Agreement, the Funds and Pinnacle agreed to certain terms setting forth the debt repayment, lien positions and the rights and liabilities of each of the Funds vis-à-vis Pinnacle as creditors of the Issuer.

As a condition to the consummation of the Offering by the Funds, on March 13, 2009, the Issuer and Pinnacle entered into a third amendment (the “Third Amendment”) to the Loan and Security Agreement originally entered into by and between the Issuer and Pinnacle as of January 29, 2007, as subsequently amended on July 29, 2008 and January 26, 2009 (the “Loan Agreement”). Pursuant to the Third Amendment, the parties agreed to change the final payment date of the amounts borrowed pursuant to the Loan Agreement from July 31, 2009 to instead provide that 50% of the amount of all loans and advances made by Pinnacle pursuant to the Loan Agreement will become due and payable on July 31, 2010 and the remaining outstanding loans and advances, together with interest thereon, will become due and payable on July 31, 2011. In connection therewith, the Issuer and Pinnacle entered into a third amended and restated revolving note (the “Pinnacle Note”) to reflect the revised terms provided for under the Third Amendment.

In addition, as a condition to the consummation of the Offering by the Funds, the Issuer and Pinnacle entered into a note conversion agreement dated March 13, 2009 (the “Note Conversion Agreement”), pursuant to which Pinnacle agreed to convert the principal amount under the Pinnacle Note into shares of the Issuer’s Common Stock at a conversion rate of $0.41 per share (the “Conversion”) upon receipt of Stockholder Approval by the Issuer of the Conversion. On March 13, 2009, the Issuer received verbal confirmation from the NYSE Euronext that so long as Pinnacle remains a party to the Note Conversion Agreement, the vote of Pinnacle and its affiliates, as stockholders of the Issuer, will not be considered for purposes of obtaining Stockholder Approval of the Offering. Pursuant to the Conversion Agreement, the Issuer may unilaterally terminate the Note Conversion Agreement prior to receipt of the Stockholder Approval without notice to Pinnacle, in which case the Pinnacle Note shall remain outstanding and the vote of Pinnacle and its affiliates will be considered for determining whether the Stockholder Approval of the Offering was obtained. Under the terms of the Purchase Agreement, described above, the Issuer has agreed not to terminate the Note Conversion Agreement except upon the written request of the Funds and upon receipt of such written request, the Issuer will terminate the Note Conversion Agreement.

The foregoing description of each of the Intercreditor Agreement, Third Amendment, Pinnacle Note and Note Conversion Agreement is qualified in its entirety by reference thereto, which are filed as Exhibits 11, 12, 13 and 14, respectively, hereto and are incorporated herein by reference.

The Warrants

Pursuant to the Purchase Agreement, the Issuer issued Warrants to each of LOF and LOFI for 121 shares and 676.1 shares, respectively, of Series B-2 Preferred Stock. If Stockholder Approval is obtained on or before July 31, 2009, then the Warrants will become void. If Stockholder Approval is not obtained on or before July 31, 2009, the Warrants will become exercisable for an aggregate of 797.1 shares of Series B-2 Preferred Stock for a term of four years commencing on July 31, 2009 at a price of $6,000.00 per share.

The foregoing descriptions of the Warrants issued to each of LOF and LOFI are qualified in their entirety by the Warrants, which are filed as Exhibits 15 and 16 hereto and are incorporated herein by reference.

Upon the consummation of the Offering the board of directors of the Issuer appointed Joyce Erony to a newly created seat on the Board. In addition, upon Stockholder Approval of the Offering, the Issuer has agreed to appoint James C. Gale as an additional member of the Board.

The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer’s affairs. Depending on their evaluation of the Issuer’s business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of shares of Common Stock reported owned by each of the Reporting Persons herein is (i) based upon 14,923,407 outstanding shares of Common Stock of the Issuer as of March 13, 2009 and (ii) assumes the conversion into Common Stock of all of the shares of Series B-1 Preferred Stock, including the Series B-1 Preferred Stock issuable upon conversion of the Notes, beneficially owned by such person.

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class
Life Sciences Opportunities Fund II, L.P. (1)	2,221,441.2	12.96%
Life Sciences Opportunities Funds (Institutional) II, L.P. (2)	12,412,558.8	45.41%
Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund (Institutional) II, L.P. (3)	14,634,000	49.51%
Signet Healthcare Partners, LLC (3)	14,634,000	49.51%
SMH Capital Inc. (3)	14,634,000	49.51%
Sanders Morris Harris Group, Inc. (3)	14,634,000	49.51%

James C. Gale (3)	14,634,000	49.51%
Joyce Erony (3)	14,634,000	49.51%
Ben T. Morris (3)	14,634,000	49.51%

(1) Includes 450,727.2 shares of Common Stock issuable upon conversion of 30.8 shares of Series B-1 Preferred Stock held by LOF and 1,770,714 shares of Common Stock issuable upon conversion of the 121 shares of Series B-1 Preferred Stock which are issuable upon conversion of the Note held by LOF.

(2) Includes 2,518,511.4 shares of Common Stock issuable upon conversion of 172.1 shares of Series B-1 Preferred Stock held by LOFI and 9,894,047.4 shares of Common Stock issuable upon conversion of the 676.1 shares of Series B-1 Preferred Stock which are issuable upon conversion of the Note held by LOFI.

(3) Includes (i) 450,727.2 shares of Common Stock issuable upon conversion of 30.8 shares of Series B-1 Preferred Stock held by LOF, (ii) 2,518,511.4 shares of Common Stock issuable upon conversion of 172.1 shares of Series B-1 Preferred Stock held by LOFI, (iii) 1,770,714 shares of Common Stock issuable upon conversion of the 121 shares of Series B-1 Preferred Stock which are issuable upon conversion of the Note held by LOF, and (iv) 9,894,047.4 shares of Common Stock issuable upon conversion of the 676.1 shares of Series B-1 Preferred Stock which are issuable upon conversion of the Note held by LOFI.

(b) The number of shares of Common Stock as to which there is (i) sole power vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. Except as set forth above, to the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 in response to Item 2 do not beneficially own any shares of Common Stock of the Issuer.

(c) Except for the transactions described in Items 3 and 4 above, no other transactions involving shares of the Issuer’s Common Stock were effected by the Reporting Persons or any persons set forth on Appendices A and A-1 hereto during the sixty days before the date of this Schedule 13D.

(d) Except as set forth in Item 5(a), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the Offering, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with each of the Funds and the Placement Agent, dated March 13, 2009, relating to the registration of the Common Stock of which the Series B-1 Preferred Stock is convertible and the Common Stock underlying the warrant issued to the Placement Agent in connection with the Offering (the “Registrable Shares”). The Registration Rights Agreement provides that the Issuer will file a “resale” registration statement (the “Initial Registration Statement”) covering all of the Registrable Shares within 9 months of the closing of the Offering (the “Filing Date”), subject to certain limitations. If any Registrable Shares are unable to be included on the Initial Registration Statement, the Issuer has agreed to file subsequent registration statements until all of the Registrable Shares have been registered. Further, the Issuer has agreed to pay the Funds and the Placement Agent certain cash payments as partial liquidated damages in the event the Initial Registration Statement is not filed on or prior to the Filing Date. This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 17 and is incorporated herein by reference.

The Purchase Agreement is described in Item 3 and under the heading “Purchase Agreement” in Item 4 above, such summaries being incorporated in this Item 6 by reference. The summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto, as Exhibit 1 and is incorporated herein by reference.

The Voting Agreement is described in Item 4 under the heading “Purchase Agreement,” such summary being incorporated in this Item 6 by reference. The summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached hereto, as Exhibit 2 and is incorporated herein by reference.

The terms of the Series B-1 Preferred Stock and Series B-2 Preferred Stock including, but not limited to, voting and dividends rights thereof, are described in Item 4 under the heading “The Series B-1 and B-2 Preferred Stock” and are incorporated by reference into this Item 6. The descriptions of the Series B-1 Preferred Stock and Series B-2 Preferred Stock are qualified in their entirety by the Certificate of Designation and Certificate of Correction, which are filed as Exhibits 3 and 4 hereto and are incorporated herein by reference.

The Notes and Warrants are each described in Item 4 above under the headings “The Notes” and “The Warrants,” and such descriptions are incorporated by reference in this Item 6. The descriptions of the Notes and Warrants issued to each of LOF and LOFI are qualified in their entirety by the Notes and Warrants, which are filed as Exhibits 5, 6, 7, and 8 and are incorporated herein by reference.

The Note Conversion Agreement is described in Item 4 under the heading “The Notes,” such summary being incorporated in this Item 6 by reference. The summary of the Note Conversion Agreement is qualified in its entirety by reference to the Note Conversion Agreement, which is attached hereto, as Exhibit 13 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Title
1*	Joint Filing Agreement of the Reporting Persons
2 (1)	Securities Purchase Agreement, by and among IGI Laboratories, Inc. and the purchasers set forth on Schedule A thereto, dated March 13, 2009
3 (2)	Voting Agreement by and among IGI Laboratories, Inc., Signet Healthcare Partners, LLC and the stockholders of the Company set forth on Schedule A thereto, dated March 13, 2009
4 (3)	Certificate of Designation of the Relative Rights and Preferences of the Series B-1 Convertible Preferred Stock and Series B-2 Preferred Stock
5 (4)

Certificate of Correction to Correct a Certain Error in the Certificate of Designation of the Relative Rights and Preferences of the Series B-1 Convertible Preferred Stock and Series B-2 Preferred Stock

6*	Secured Convertible Promissory Note, dated March 13, 2009, issued by IGI Laboratories, Inc. to Life Sciences Opportunities Fund II, L.P.
7*	Secured Convertible Promissory Note, dated March 13, 2009, issued by IGI Laboratories, Inc. to Life Sciences Opportunities Fund (Institutional) II, L.P.
8 (5)	Guaranty Agreement by Immunogenetics, Inc. in favor of the parties listed on Schedule A thereto, dated March 13, 2009
9 (6)	Security Agreement by and among IGI Laboratories, Inc., Immunogenetics, Inc. and the secured parties listed on the signature page thereto, dated March 13, 2009
10 (7)	Intellectual Property Security Agreement by and among IGI Laboratories, Inc., Immunogenetics, Inc. and the secured parties listed on the signature page thereto, dated March 13, 2009
11 (8)

Intercreditor Agreement by and among Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund (Institutional) II, L.P., Pinnacle Mountain Partners, LLC and IGI Laboratories, Inc., dated March 13, 2009

12 (9)	Third Amendment to Loan and Security Agreement by and between IGI Laboratories, Inc. and Pinnacle Mountain Partners, LLC, dated March 13, 2009
13 (10)	Third Amended and Restated Revolving Note in favor of Pinnacle Mountain Partners, LLC, dated March 13, 2009
14 (11)	Note Conversion Agreement by and between IGI Laboratories, Inc. and Pinnacle Mountain Partners, LLC, dated March 13, 2009
15*	Preferred Stock Purchase Warrant, dated March 13, 2009, issued by IGI Laboratories, Inc. to Life Sciences Opportunities Fund II, L.P.
16*	Preferred Stock Purchase Warrant, dated March 13, 2009, issued by IGI Laboratories, Inc. to Life Sciences Opportunities Fund (Institutional) II, L.P.
17 (12)	Registration Rights Agreement by and among IGI Laboratories, Inc., the purchasers set forth on Schedule A thereto and the placement agent set forth on Schedule B thereto, dated March 13, 2009

* Filed herewith.

(1) Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (Commission File No. 001-08568) filed with the Securities and Exchange Commission on March 19, 2009.

(2) Incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (Commission File No. 001-08568) filed with the Securities and Exchange Commission on March 19, 2009.

(3) Incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K (Commission File No. 001-08568) filed with the Securities and Exchange Commission on March 19, 2009.

(4) Incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K (Commission File No. 001-08568) filed with the Securities and Exchange Commission on March 19, 2009.

(5) Incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K (Commission File No. 001-08568) filed with the Securities and Exchange Commission on March 19, 2009.

(6) Incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (Commission File No. 001-08568) filed with the Securities and Exchange Commission on March 19, 2009.

(7) Incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K (Commission File No. 001-08568) filed with the Securities and Exchange Commission on March 19, 2009.

(8) Incorporated by reference to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K (Commission File No. 001-08568) filed with the Securities and Exchange Commission on March 19, 2009.

(9) Incorporated by reference to Exhibit 10.8 of the Issuer’s Current Report on Form 8-K (Commission File No. 001-08568) filed with the Securities and Exchange Commission on March 19, 2009.

(10) Incorporated by reference to Exhibit 4.4 of the Issuer’s Current Report on Form 8-K (Commission File No. 001-08568) filed with the Securities and Exchange Commission on March 19, 2009.

(11) Incorporated by reference to Exhibit 10.9 of the Issuer’s Current Report on Form 8-K (Commission File No. 001-08568) filed with the Securities and Exchange Commission on March 19, 2009.

(12) Incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K (Commission File No. 001-08568) filed with the Securities and Exchange Commission on March 19, 2009.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2009

                                                                        Life Sciences Opportunities Fund II, L.P.

                                                                        By: Signet Healthcare Partners, LLC

                                                                        By:  /s/ James C. Gale

                                                                                                        Name: James C. Gale

                                                                                                        Title:  Manager

                                                                       Life Sciences Opportunities Fund (Institutional) II, L.P.

                                                                       By: Signet Healthcare Partners, LLC

                                                                       By: /s/ James C. Gale
                                                                            Name: James C. Gale
                                                                            Title: Manager

                                                                       Signet Healthcare Partners, LLC

                                                                       By: SMH Capital Inc.

                                                                       By: /s/ Ben T. Morris
                                                                            Name: Ben T. Morris
                                                                            Title: Chief Executive Officer

                                                                        SMH Capital Inc.

                                                                        By: /s/Ben T. Morris
                                                                             Name: Ben T. Morris
                                                                             Title: Chief Executive Officer

                                                                       Sanders Morris Harris Group, Inc.

                                                                       By: /s/Ben T. Morris
                                                                            Name: Ben T. Morris
                                                                            Title: Chief Executive Officer

                                                                                              /s/ James C. Gale

                                                                      James C. Gale

                                                                                              /s/ Joyce Erony

                                                                      Joyce Erony

                                                                                               /s/ Ben T. Morris

                                                                       Ben T. Morris

Appendix A

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of SMH Capital Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 5800, Houston, Texas 77002. Except as indicated below, during the past five years, none of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Present Principal Occupation or Employment; Business Address
Ben T. Morris	Chief Executive Office and Director
George L. Ball	Chairman of the Board
Robert E. Garrison II	President and Director
Don A. Sanders	Chairman of the Executive Committee and Director
Stephen R. Cordill	President of Asset and Wealth Management
William W. Sprague	Executive Vice President
Bruce R. McMaken	Executive Vice President
Stephen R. Cordill	President Asset and Wealth Management Group
John T. Unger	Senior Vice President and General Counsel
Neil Shaughnessy	Senior Vice President
Rick Berry	Senior Vice President
Eddie Anderson	Vice President
Leslie Jallans	Chief Compliance Officer
William S. Floyd, IV	President of SMH Partners Division
Howard Y. Wong	Chief Financial Officer and Treasurer
Susan Bailey	Secretary

Appendix A-1

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of SMHG. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 5800, Houston, Texas 77002. Except as indicated below, during the past five years, none of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Present Principal Occupation or Employment; Business Address
George L. Ball	Director and Chairman of the Board
Ben T. Morris	Director and Chief Executive Officer
Fredric M. Edelman	Director and President
Don A. Sanders	Director, Vice Chairman
W. Blair Waltrip	Director, private investor
Nolan Ryan	Director, private investor
Richard E. Bean	Director, Executive Vice President and Chief Financial Officer of Pearce Industries, Inc.
Charles W. Duncan, III	Director, President of Duncan Equities, Inc.
Scott McClelland	Director, President of the Houston and Central Market Division of H.E. Butt Grocery Company (H-E-B Grocery Stores)
Albert W. Niemi	Director, Dean of the Edwin L. Cox School of Business of Southern Methodist University
Rick Berry	Chief Financial Officer
John T. Unger	Senior Vice President and General Counsel
Bruce R. McMaken	Executive Vice President
Howard Wong	Controller
Susan Bailey	Corporate Secretary